EXHIBIT 99.1

Osisko Provides Select Asset Updates

MONTRÉAL, Dec. 02, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to provide some select asset updates. All monetary amounts included in this update are expressed in Canadian dollars, unless otherwise noted.

Jason Attew, President & CEO of Osisko commented: “As we head into the final stretch of 2024, positive progress continues to be made across Osisko’s high-quality asset base thanks to the ongoing hard work and dedication of our operating partners. These achievements continue to surface incremental value for Osisko and its shareholders, largely by underpinning the Company’s near-to-medium-term gold equivalent ounce delivery growth profile. Osisko’s projected growth trajectory remains peer-leading and comes from assets that require no contingent capital along the way; in other words, our five-year growth outlook is already entirely bought and paid for.”

SELECT ASSET UPDATES

Mantos Blancos (operated by Capstone Copper Corp.)

On October 31st, 2024, Capstone Copper Corp. (“Capstone”) provided an update on its Mantos Blancos mine located in the Antofagasta Region of Chile. In July 2024, a successful two-week planned shutdown was completed which included the installation of a new holding tank and additional pumps in the tailings area. These investments addressed the deficiencies identified that were preventing the sustained achievement of the 20,000 tonnes per day (“tpd”) throughput capacity from the plant’s sulphide concentrator. Following the plant ramp-up period in August, Capstone reported that ore throughput averaged 18,062 tpd through to the end of the third quarter of 2024, with plant throughput meeting or exceeding the nameplate capacity of 20,000 tpd over 23 separate operating days (as at September 30th, 2024). Capstone subsequently reported that the average daily throughput at Mantos Blancos for October 2024 was 18,481 tpd and that from November 1st to November 16th, 2024, plant throughput averaged over and above 20,000 tpd. The overall variability of the milling process has been significantly reduced and consistently higher throughput is expected throughout the fourth quarter of 2024, and beyond.

Additionally, Capstone continues to highlight the potential for a Phase II expansion at Mantos Blancos over the next few years, with a Feasibility Study, looking at increasing throughput to at least 27,000 tpd, expected towards the end of 2025.

Osisko, through its wholly-owned subsidiary Osisko Bermuda Limited (“Osisko Bermuda”), owns a silver stream on Mantos Blancos. Under the stream agreement, Osisko Bermuda will purchase 100% of payable silver produced at Mantos Blancos until 19.3 million ounces have been delivered and 40% of payable silver thereafter for the remaining life-of-mine (“LOM”).

Island Gold District (operated by Alamos Gold Inc.)

On September 12th, 2024, Alamos Gold Inc. (“Alamos”) provided updated three-year production and operating guidance incorporating the recently completed acquisition of the Magino mine and mill (“Magino”), now part of Alamos’ Island Gold District. Alamos is spending US$40 million to expand the newly acquired Magino mill to 12,400 tpd by 2026. This will accommodate ore from both Magino and the increased production from the Island Gold Mine (“Island Gold”) following the completion of the Island Gold Phase 3+ Expansion in the first half of 2026. The Phase 3+ Expansion includes a new shaft which is expected to increase underground production from Island Gold to at least 2,400 tpd. On November 4th, 2024, Alamos announced that it expects to conclude an Island Gold District LOM plan by mid-2025, followed by an Island Gold District Expansion Study by the fourth quarter of 2025.

Alamos is also now considering a further expansion of the Island Gold District in the future that would potentially increase production from the underground operation, over and above the Phase 3+ Expansion already underway. According to Alamos, a further expansion of the Magino mill to 15,000 to 20,000 tpd will be evaluated, including possibly increasing underground throughput sourced from Island Gold beyond the currently planned 2,400 tpd.

Finally, the union of Island Gold and Magino will continue to facilitate previously impossible exploration initiatives, whereby Alamos sees potential to expand the Magino open pit to the east, which was previously constrained by the boundary between the two separately owned properties; drilling is already underway.

Osisko owns a 1.38-3.0% net smelter return (“NSR”) royalty on the Island Gold Mine. With the district now fully consolidated, Alamos’ expanded and accelerated Phase 3+ Expansion mine plan at Island Gold is anticipated to transition a greater proportion of production towards Osisko’s 2% and 3% NSR royalty boundaries earlier in the mine plan, as opposed to the mineral inventory covered by Osisko’s current 1.38% NSR royalty. A small portion of the eastern limit of the Magino pit is also covered by the 3.0% NSR royalty owned by Osisko.

Éléonore Mine (operated by Newmont Corp.)

On November 25th, 2024, Newmont Corp. (“Newmont”) announced that it has agreed to sell its Éléonore operation in Northern Quebec, Canada, to Dhilmar Ltd (“Dhilmar”) for US$795 million in cash consideration. The transaction is expected to close in the first quarter of 2025, subject to certain conditions being satisfied. Dhilmar is a newly incorporated, UK-based private mining company. The company is led by its CEO and Managing Director, Alexander Ramlie, and supported by board members with decades of mining experience across a range of commodities and with both surface and underground operations. Mr. Ramlie and his team worked closely with Newmont in 2016 to acquire the Batu Hijau copper-gold mine in Indonesia on behalf of PT Amman Mineral Internasional Tbk.

Osisko has a 2.2-3.5% NSR royalty on Éléonore, with a sliding scale based on production. The royalty starts at 2.0% for the first 3.0 million ounces of gold and increases by 0.25% per million ounces produced thereafter. If the spot gold price exceeds US$500 per ounce, the rate is multiplied by 1.1. The maximum rate is capped at 3.5%. As at October 31st, 2024, Éléonore has produced over 2.46 million ounces of gold, resulting in a current NSR royalty rate of 2.2%.

Seabee Mine (operated by SSR Mining Inc.)

On November 6th, 2024, SSR Mining Inc. (“SSR Mining”) announced that gold production from Seabee was 10,252 ounces in the third quarter of 2024, reflecting the temporary suspension of operations at Seabee due to forest fires. Following the temporary suspension, employees were cleared to return to the site on September 23rd, 2024 to begin repairs to ancillary equipment damaged by the fires, including power poles, piping, and exploration equipment. Operations at Seabee were fully reinstated on October 11, 2024. As a result, full-year 2024 production guidance for Seabee is now 65,000 to 70,000 ounces of gold (previously 75,000 to 85,000 ounces of gold).

Osisko owns a 3.0% NSR royalty on Seabee, including the Santoy, Porky, and Shane exploration targets.

Namdini Gold Mine (operated by Cardinal Namdini Mining Ltd., a majority-owned subsidiary of Shandong Gold Mining Co Ltd.)

On November 8th, 2024, Cardinal Namdini Mining Ltd. (“Cardinal Namdini”) hosted a commissioning ceremony for the Namdini Gold Mine in Ghana. Cardinal Namdini reiterated that it is committed to becoming a leader in sustainable mining. The event was honoured by the presence of the many esteemed guests including: H.E. Nana Addo Dankwa Akufo-Addo, President of the Republic of Ghana; H.E. Tong Defa, Ambassador Extraordinary & Plenipotentiary of the People’s Republic of China to Ghana; Mr. Han Yaodong, CEO of Shandong Gold Group; Kugbilsong Nanlebeglang, Paramount Chief of the Talensi Traditional Area; and, Hon. Samuel A. Jinapor, Ghana Minister for Lands & Natural Resources. Subsequent to the commissioning update, news of first gold being poured at Namdini was announced on November 11th, 2024.

Namdini has been developed as a single open-pit mine feeding a conventional carbon-in-leach processing facility, with mining expected to initially focus on a high-grade starter pit area towards the north of the deposit.

Osisko owns a 1.0% NSR covering the Namdini Gold Mine.

Dalgaranga Project (operated by Spartan Resources Ltd.)

On November 25th, 2024, Spartan Resources Ltd. (”Spartan”) announced that it has received approvals from both the Department of Energy, Mines, Industry Regulation and Safety and the Department of Water and Environment Regulation for the mining and processing of underground ores at the Dalgaranga Gold Project (“Dalgaranga”), along with modifications to the mill. These approvals were an important step towards the restart of Spartan’s 100%-owned Dalgaranga project following the receipt of all key regulatory approvals required to allow the mining and processing of underground ores to proceed.

On November 27th, 2024, Spartan also announced that recent surface drilling has confirmed a significant new gold discovery, named “Freak”, immediately south (110 meters) of the Pepper Gold Deposit at Dalgaranga. Highlight intercepts included 5.37 grams per tonne (“g/t”) gold (“Au”) over 10.26 meters (”m”), and 5.30 g/t Au over 7.43 m, amongst others. Follow-up wedge holes from the parent discovery hole have now returned multiple high-grade intercepts in the new mineralized position, which remains open down-plunge, sits in a similar orientation to the Pepper and Never Never Gold Deposits and exhibits identical alteration styles and mineralogy to the first two breakthrough high-grade underground discoveries at Dalgaranga. This exciting new discovery, which is currently the focus of an intensive three-to-four diamond rig drilling program, represents the third significant high-grade discovery made by Spartan at Dalgaranga adjacent to the existing 2.5 million tonne per annum process plant and supporting surface infrastructure.

On September 30th, 2024, Osisko announced that it had entered into an agreement to acquire a 1.8% gross revenue royalty (“GRR”) on Dalgaranga operated by Spartan in Western Australia. The consideration to be paid by Osisko to the seller, Tembo Capital Mining Fund III, for the GRR will total US$44 million (“the Transaction”). Spartan has the ability to buy back up to 20% of the 1.8% GRR for a total of A$3.15 million until February 2027. Closing of the Transaction is subject to approval from Australia’s Foreign Investment Review Board which is expected in the fourth quarter or 2024.

Hermosa Project (operated by South32 Ltd.)

In its September 2024 Quarterly Activities Report published on October 20th, 2024, South32 Ltd. (“South32”) announced that it had invested US$124 million at Hermosa during the September 2024 quarter. South32 progressed construction of the Taylor zinc-lead-silver project (“Taylor”), as well as on an exploration decline for the Clark battery-grade manganese deposit. All critical path dewatering wells were also commissioned during the period.

Construction of Taylor continues to progress as planned. The headframe for the main shaft has been completed and commissioning of the hoisting system for the ventilation shaft is underway. Shaft sinking is on track to commence in the December 2024 quarter. South32 is expecting to spend US$530 million at Taylor in its fiscal year 2025. Taylor has an initial 28-year LOM based on current Mineral Reserves, with the potential to realize further exploration upside, and first production is still on schedule for South32’s fiscal year 2027.

Osisko owns a 1.0% NSR royalty on zinc and lead sulphide ores produced at Taylor / Hermosa.

Wharekirauponga Project (operated by OceanaGold Ltd.)

On October 6th, 2024, OceanaGold Ltd. (“OceanaGold”) announced that it welcomed the inclusion of its Waihi North Project, which includes the Wharekirauponga (“WKP”) proposed underground mine, in the list of proposed projects under the New Zealand Government's Fast-track Approvals Bill for regionally and nationally significant infrastructure and development projects. The Fast-track Approvals Bill is expected to be passed into law later this year, allowing listed projects to apply directly to a government-appointed expert panel for a final decision.

On November 14th, OceanaGold also reported exploration results from drilling at WKP, located ~10 km from its operating Waihi gold mine, where highlights included 34.7 g/t Au over 4.2 m (true width), 16.8 g/t Au over 5.7 m, and 13.0 g/t Au over 6.6 m. In addition, OceanaGold noted that it is planning to release a Pre-Feasibility Study for the Waihi North Project (which includes WKP), and its existing Waihi operation on December 11th, 2024.

Osisko owns a 2.0% NSR royalty on WKP.

Windfall Project (operated by Gold Fields Limited)

On October 28th, 2024, Gold Fields Limited (“Gold Fields”) announced the completion of the acquisition of Osisko Mining Inc. following receipt of all regulatory approvals and support from shareholders for the transaction at the Osisko Mining Inc. shareholder meeting on October 17th, 2024. At the time, Gold Fields CEO Mike Fraser commented:

“Deposits of the scale and quality of Windfall with highly prospective exploration camps are rare, particularly in a world-class jurisdiction like Québec, Canada. This transaction therefore marks an important step in our journey to continue improving the quality of our portfolio. The key members of the Windfall team are remaining with the project, and we look forward to working with them and our Windfall business partners to develop this truly exceptional asset. We are also looking forward to partnering with our host communities, the Cree First Nation of Waswanipi and the city of Lebel-sur-Quévillon, other local communities, and the Québec Government to build the next major mining complex in Québec.”

Osisko owns a 2.0-3.0% NSR royalty on the Windfall Project and surrounding property.

Cariboo Project (operated by Osisko Development Corp.)

On October 14th, 2024, Osisko Development Corp. (“Osisko Development”) announced the successful closing of a non-brokered private placement of units of the company for aggregate gross proceeds of US$34.5 million. Following this, and on November 12th, 2024, Osisko Development announced the closing of an additional brokered private placement of units of the company for aggregate gross proceeds of US$57.5 million.

Separately, and on November 20th, 2024, Osisko Development announced the approval of the British Columbia (“BC”) Mines Act permits for its 100%-owned Cariboo Gold Project ("Cariboo") located in central BC, Canada. The approval of these permits marks an important milestone in enabling Osisko Development to move forward with the construction and operation of the underground Cariboo Gold Project, in parallel with Osisko Development’s ongoing discussions and consultations with the Xatśūll First Nation. A decision for the remaining Environmental Management Act permits referred to the Statutory Decision Maker of the Ministry of Energy and Climate Solutions is expected shortly.

Progress continues on the ongoing bulk sample and underground development alongside the optimized Cariboo feasibility study work, which are slated to be completed in the first quarter of 2025 and second quarter of 2025, respectively. A formal positive final investment decision and the engagement on a project financing package in the coming months would allow for full-scale construction to commence in the second half of 2025 with a targeted completion date at the end of 2027.

Osisko owns a 5.0% NSR royalty on the Cariboo property.

Altar (operated by Aldebaran Resources Inc.)

On November 25th, 2024, Aldebaran Resources Inc. (“Aldebaran”) announced the results of an updated Mineral Resource Estimate (“MRE”) for Altar. This updated MRE includes three main porphyry discoveries (Altar Central, Altar East, and Altar United) reported within a single conceptual open pit. Highlights included a Measured & Indicated Mineral Resource of 2.40 billion tonnes grading 0.42% copper (“Cu”), 0.07 g/t Au, 1.22 g/t silver (“Ag”) and 42 parts per million (“ppm”) molybdenum (“Mo”), and an Inferred Mineral Resource of 1.22 billion tonnes grading 0.37% Cu, 0.04 g/t Au, 1.25 g/t Ag and 45 ppm Mo.

Previous to this, and on November 7th, 2024, Aldebaran announced that it had entered into an option to joint venture agreement with Nuton Holdings Ltd. (“Nuton”), a Rio Tinto venture, whereby Nuton can acquire a 20% indirect interest in the Altar copper-gold project (“Altar”) in San Juan, Argentina, by making staged payments totaling US$250 Million.

Osisko owns a 1.0% NSR royalty on the majority of Altar.

ADDITIONAL PORTFOLIO UPDATES

1)	On November 29th, 2024, Osisko received its first Tocantinzinho (“TZ”) royalty payment from G Mining Ventures Corp. (“G Mining”). This was after G Mining achieved commercial production at TZ on September 1st, 2024, and also announced the production of 22,071 ounces of gold, as well as 17,144 ounces sold, during the third quarter ending September 30th, 2024. (0.75% NSR royalty)

2)	Eldorado Gold Corp. announced that at Lamaque, the inaugural reserve at Ormaque is expected to be announced by the end of 2024, and material for the bulk sample is now being stockpiled in preparation for processing through the mill in December 2024. (1.0% NSR royalty, including Ormaque)

3)	Minera Alamos Inc. (“Minera Alamos”) announced that at its operating Santana Gold Mine, mining and stacking operations during the first full quarter (third quarter of 2024) of production from the new Nicho Main Zone pit reached 3,800 ounces of gold which is in line with Minera Alamos’ forecasts for the period, and an amount that surpasses the total ounces mined and stacked for the entirety of 2023. (3.0% NSR royalty)

4)	Marimaca Copper Corp. (“Marimaca”) announced a $68 million strategic investment by Assore International Holdings (“AIH”), including private placements totaling $30.3 million by AIH. Completion of the Definitive Feasibility Study for the Marimaca MOD Project remains on track for near-term delivery in the first half of 2025. (1.0% NSR royalty)

5)	Calibre Mining Corp. announced revised 2024 production guidance from its Nevada Operations, including Pan, to be 34,000 to 36,000 ounces of gold vs. 40,000 to 45,000 ounces of gold, previously. (4.0% NSR royalty)

6)	Falco Resources Ltd. provided a corporate update on its flagship Horne 5 Project located in Rouyn-Noranda, Québec. Following the completion of the public hearing process with the Office of Public Hearings on the Environment (“BAPE”), Falco continues to file documentation and provide responses to the BAPE, in view of the completion of its report, which is due for submission to the Minister of the Environment, the Fight Against Climate Change, Wildlife and Parks by December 26, 2024. (90-100% silver stream)

7)	Talisker Resources Ltd. announced an increased financing package for its 100%-owned Bralorne Gold Project (“Bralorne”) in British Columbia; aggregate proceeds of the entire financing package increased to approximately $22.6 million, and will be used to continue advancement of Bralorne, including the transition to underground mining, and for general corporate purposes. (1.7% NSR royalty)

8)	U.S. GoldMining Inc. announced an updated Mineral Resource Estimate for its 100%-owned Whistler Gold-Copper Project in Alaska, U.S.A. Highlights included Indicated Mineral Resources of 294.5 million tonnes grading 0.42 g/t Au, 0.16% Cu and 2.01 g/t Ag, and Inferred Mineral Resources of 198.2 million tonnes grading 0.52 g/t Au, 0.07% Cu and 1.81 g/t Ag. (2.75% NSR royalty)

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, which is home to one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, management’s expectations on the growth of its asset base and expected development on time and on budget of the projects and properties underlying Osisko’s interests. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status (d) that financial information may be subject to year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.